EXHIBIT 3(A)

                                     CHARTER
                                       OF
                         TEACHERS INSURANCE AND ANNUITY
                             ASSOCIATION OF AMERICA

                         Originally Filed March 4, 1918
                            As Amended March 18, 2004

                                   ARTICLE ONE

       This corporation shall be named "Teachers Insurance and Annuity Association of America."

                                   ARTICLE TWO

       The place where the corporation is to be located and have its principal office for the transaction of business is the City and County of New York, State of New York.

                                  ARTICLE THREE

       The corporation shall have power to do any and all kinds of business specified in paragraphs 1, 2 and 3 of Section 46 of the Insurance Law of the State of New York, being Chapter 882 of the Laws of 1939, as amended, and any amendments to such paragraphs or provisions in substitution therefor which may be hereafter adopted, provided the corporation is qualified under such amendments to do such kinds of business, together with any other kind or kinds of business to the extent necessarily or properly incidental to the kinds of insurance business which the corporation is so authorized to do. The corporation shall also have the general rights, powers and privileges of a corporation, as the same now or hereafter are declared by the applicable laws of the State of New York and any and all other rights, powers and privileges now or hereafter granted by the Insurance Law of the State of New York or any other law or laws of the State of New York to life insurance companies having power to do the kinds of business hereinabove referred to. The corporation shall transact its business exclusively on a non-mutual basis and shall issue only nonparticipating policies.

                                  ARTICLE FOUR

       The corporate powers of the corporation shall be vested in and exercised by a board of trustees, and by such officers and agents as the board of trustees may from time to time elect or appoint.

                                  ARTICLE FIVE

       Section 1. The board of trustees shall consist of no less than thirteen trustees or the minimum number of trustees required by law, whichever is less, and no more than twenty-four trustees, and all trustees shall be elected to a term of one year. The term of office of each trustee so elected shall commence at the beginning of the annual meeting of the board of trustees next succeeding such election, and shall continue until the beginning of the next annual meeting of the board of trustees and a successor shall take office. All trustees shall be at least eighteen years of age, a majority of trustees shall be citizens and residents of the United States, and not less than two trustees shall be residents of the State of New York. A trustee need not be a stockholder.

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         Section 2. The annual meeting of stockholders for the election of trustees shall be held on the second Tuesday in June of each year, if not a legal holiday, or, if a legal holiday, then on the next preceding business day, and at an hour specified by notice mailed at least thirty days in advance. If the chief executive officer or the Nominating and Personnel Committee shall so determine, the annual meeting may be held at a different date in May or June as shall be specified in the notice of meeting. Any vacancy on the board of trustees occurring in an interval between the annual meetings of stockholders may be filled for the unexpired portion of such trustee's term by the board of trustees in such manner as the bylaws of the corporation may provide.

       Section 3. The board of trustees shall have power to adopt bylaws providing for the appointment of an executive committee, not less than three in number, to exercise all the powers of the trustees in the intervals between meetings of the board of trustees, and prescribing such other rules and regulations, not inconsistent with law or this charter, for the conduct of the affairs of the corporation as may be deemed expedient, and such bylaws may be amended or repealed by them at pleasure. The board of trustees shall also have all other powers usually vested in boards of directors of life insurance companies not inconsistent with law or this charter, and may at any time accept or exercise any and all additional powers and privileges which may be conferred upon this corporation, or upon life insurance companies in general. One-third of the trustees shall constitute a quorum at all meetings of the board.

                                   ARTICLE SIX

       The board of trustees, at each annual meeting, shall elect the executive officers of the corporation as provided in the bylaws. Other officers may be elected or appointed as provided in the bylaws. One person may hold more than one office, except that no person shall be both president and secretary. The chairman and the president shall be members of the board of trustees, but no other officer need be a trustee.

                                  ARTICLE SEVEN

       The capital of the corporation shall be Two Million Five Hundred Thousand Dollars ($2,500,000) which shall be divided into two thousand five hundred (2,500) shares of One Thousand Dollars ($1,000) each.

                                  ARTICLE EIGHT

       The purpose of the corporation is to aid and strengthen nonprofit colleges, universities, institutions engaged primarily in education or research, governments and their agencies and instrumentalities, and other nonprofit institutions by providing annuities, life insurance, and accident and health insurance, suited to the needs of such entities, their employees and their families, on terms as advantageous to the holders and beneficiaries of such contracts and policies as shall be practicable, and by counselling such entities and individuals concerning pension plans or other measures of security, all without profit to the corporation or its stockholders. In no event shall more than an insubstantial portion of the corporation's business be with employers (and their employees) that are not (1) described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended or (2) governments or their agencies or instrumentalities. The corporation may receive gifts and bequests to aid it in performing such services.

                                  ARTICLE NINE

       The fiscal year of the corporation shall commence on the first day of January and shall end on the thirty-first day of December.